

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

July 6, 2017

Avishai Abrahami
Chief Executive Officer
Wix.com Ltd.
40 Namal Tel Aviv St.
Tel Aviv, 6350671 Israel

  Re: **Wix.com Ltd.**
    Form 20-F for the Fiscal Year Ended December 31, 2016
    Filed March 28, 2017
    File No. 001-36158

Dear Mr. Abrahami:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         /s/ Stephen Krikorian

         Stephen Krikorian
         Accounting Branch Chief
         Office of Information Technologies
         and Services